Exhibit 99.2
2016 Corporate Calendar

Ferrari N.V. (NYSE/MTA: RACE) announced today the following corporate calendar for year 2016:

Date	Board of Directors' Meetings
2 February	Group results for 4th quarter and full-year 2015
2 May	Group results for 1st quarter 2016
2 August	Group results for 2nd quarter 2016
3 November	Group results for 3rd quarter 2016

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Company’s corporate website (www.ferrari.com).

The Annual General Meeting for the approval of Ferrari N.V.’s 2015 financial statements is scheduled for April 15, 2016.

The 2016 corporate calendar is available on the corporate website (www.ferrari.com).

Maranello, January 26, 2016

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Note: With the sole aim of complying with the requirements set forth by the Instructions to the Regulation of Borsa Italiana S.p.A., please note that, should the Annual General Meeting resolve a dividend related to 2015 financial year, such dividend will be paid in May 2016. This information is disclosed with the sole aim of complying with the aforesaid regulatory provisions and it cannot be interpreted in any manner as a forecast regarding any dividend distribution during the current year or the following years.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977